STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

May 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O'Neal-Johnson

Re:       The Lazard Funds, Inc.

File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing is the Fund's definitive proxy statement (the "Definitive Proxy Statement") filed on behalf of Lazard US Municipal Portfolio (the "Portfolio") with the Securities and Exchange Commission (the "Commission").

The Definitive Proxy Statement is marked to show changes made in response to comments of the Commission's staff (the "Staff") that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on April 29, 2013 on the Fund's preliminary proxy statement filed on behalf of the Portfolio on April 22, 2013. The Fund's definitive proxy materials are being mailed to shareholders of record on or about May 6, 2013.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.

General

1.	Staff Comment: In the "Introduction" under "The Portfolio's Investment Strategies," please consider changing the word "typically" to "under normal circumstances" in the third sentence so that it provides: "It is expected that under normal circumstances the Portfolio's investment portfolio…"

Response: The requested change has been made.

2.	Staff Comment: In the "Introduction" under "The Portfolio's Investment Strategies," the third sentence provides that: "…the Portfolio's investment portfolio will have an average effective duration of three years of less." Please define "duration" and provide an example in the Definitive Proxy Statement.
Response: The following disclosure has been added after the referenced sentence: "Duration is a measure of the sensitivity of the price (the value of principal) of a fixed-income security to a change in interest rates, expressed as a number of years. Generally, the longer the duration, the higher the expected volatility. For example, the market price of a fixed-income security with duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%."
3.	Staff Comment: In the "Introduction" under "The Portfolio's Investment Strategies," the fourth sentence provides that: "The Portfolio would invest primarily in securities that are rated investment grade…" If investing in "junk bonds" is part of the principal investment strategies of the Portfolio, please consider adding disclosure to that effect.

Response: The referenced sentence has been revised as follows: "The Portfolio would invest primarily in securities that are rated investment grade by one or more nationally recognized statistical rating organizations (or, if unrated, determined by the Investment Manager to be of comparable quality), although the Portfolio may invest in securities rated below investment grade ("junk bonds")."

4.	Staff Comment: In the "Introduction" under "Principal Risks of Investing in the Portfolio," please add "("junk bonds")" after the reference to "lower-rated, higher-yielding securities" in "Fixed-Income Securities Risk."

Response: The requested change has been made.

5.	Staff Comment: In the "Introduction" under "Principal Risks of Investing in the Portfolio," please consider changing the phrase "Non-investment grade securities" to "Below investment grade securities" in "Fixed-Income Securities Risk."

Response: The requested change has been made.

6.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund, on behalf of the Portfolio, is filed with this letter.

* * * * * * * *

We hope the Staff finds that this letter and the revisions in the Definitive Proxy Statement are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Definitive Proxy Statement, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Kirk W. Anderson

Kirk W. Anderson

cc: Janna Manes

THE LAZARD FUNDS, INC.

30 Rockefeller Plaza

New York, New York 10112

May 6, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Deborah O'Neal-Johnson

Re:       The Lazard Funds, Inc. (the "Fund")

File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE Lazard FUNDs, inc.

By: /s/ Tamar Goldstein
Tamar Goldstein
Assistant Secretary